May 24, 2019

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Vertical Capital Income Fund, File No. 811-22554

Dear Sir/Madam:

On behalf of Vertical Capital Income Fund, a registered investment company (the "Fund"), we hereby submit, via electronic filing, a preliminary proxy statement. The main purpose of this proxy statement is to solicit shareholder approval of the re-election of a Trustee and approval of an investment advisory agreement with Oakline Advisors, LLC (the investment adviser to the Fund pursuant to an interim advisory agreement) following a change in control of the investment adviser. The Fund has been approved for trading on the NYSE and is expected to commence trading on May 29, 2019. The proxy statement is drafted under the assumption that NYSE trading will have commenced.

If you have any questions or comments related to this filing, please contact Parker Bridgeport at 614-469-3238 or JoAnn Strasser at 614-469-3265.

Very truly yours,

/s/ Parker Bridgeport

Parker Bridgeport

4845-9743-4776.1